Mail Stop 4561


								September 26, 2005

By U.S. Mail and Facsimile to (770) 830-2969

Steven J. Haack
Treasurer
WGNB Corp.
201 Maple Street
P.O. Box 280
Carrollton, Georgia  30117

Re:	WGNB Corp.
	Form 10-K for Fiscal Year Ended December 31, 2004
      Filed March 28, 2005
	File No. 000-30805

Dear Mr. Haack:

      We have reviewed your filings and have the following comments.
We have limited our review to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions are unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Statement of Earnings, page F-4
1. Please explain to us your accounting policy for mortgage origination fees. In addition, tell us how your classification of mortgage origination fees as other income is consistent with paragraph 5 of SFAS 91.



Summary of Significant Accounting Policies
Derivative Instruments and Hedging Activities, page F-11
2. Please advise us as follows with respect to the interest rate swap that you have designated as a fair value hedge of your fixed rate convertible FHLB advances:

* Provide us with and revise future filings to disclose the information required by paragraph 45 of SFAS 133.

* Identify whether you use the long-haul method, the short-cut method, or matched terms to assess the effectiveness of this hedging strategy.

* Describe how you assess hedge effectiveness and measure hedge ineffectiveness.

* If you apply the short cut method of assessing hedge effectiveness, tell us how you determined that this hedge met the conditions of paragraph 68 of SFAS 133 to qualify for such treatment.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and response to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

	You may contact Margaret Fitzgerald at (202) 551-3556 or me at
(202) 551-3426 if you have questions regarding comments on the financial statements and related matters.


      Sincerely,



      Angela Jackson
								Senior Accountant

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Steven J. Haack
WGNB Corp.
September 26, 2005
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